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                             August 4, 2023

       Aidan Viggiano
       Chief Financial Officer
       Twilio Inc.
       101 Spear Street, Fifth Floor
       San Francisco, California 94105

                                                        Re: Twilio Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Response dated July
25, 2023
                                                            File No. 001-37806

       Dear Aidan Viggiano:

              We have reviewed your July 25, 2023 response to our oral comment issued on July 12,
       2023 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       General

   1. You appear to present Non-GAAP gross profit as the measure of profit or loss for each reportable segment in
the proposed disclosures in your letter dated July 25, 2023. Please tell us what measures
of profit or loss at the segment level are provided to the CODM, the frequency such measures
are provided to the CODM, and how they are used by the
                                                        CODM. Please address
all measures of segment profit or loss provided to the CODM, including those
provided outside of the standard reporting package, such as during the budgeting process,
meetings, or other means. If the CODM receives but does not use a measure of segment
profit or loss, please tell us why.
   2. If the CODM uses more than one measure of segment profit or loss in assessing segment performance and
deciding how to allocate resources, please tell us how you determined which measure was
required to be disclosed. See ASC 280-10-50-28.
 Aidan Viggiano
Twilio Inc.
August 4, 2023
Page 2
3. In the proposed disclosures in your letter dated July 25, 2023, you reconcile your segment measure of profit to gross profit. Please revise to reconcile your segment measure of profit to consolidated income before taxes and discontinued operations in accordance with
      ASC 280-10-50-32(f).
        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.



                                                           Sincerely,
FirstName LastNameAidan Viggiano
                                                           Division of
Corporation Finance
Comapany NameTwilio Inc.
                                                           Office of Technology
August 4, 2023 Page 2
cc:       Rezwan Pavri
FirstName LastName